Mail Stop 4561


								March 13, 2009





Mr. Marc A. Stefanski
Chairman, President and Chief Executive Officer
TFS Financial Corporation
7007 Broadway Avenue
Cleveland, Ohio 44105

Re:	TFS Financial Corporation
	File No. 001-33390
	Form 10-K for the fiscal year ended September 30, 2008
	Form 10-Q for the quarter ended December 31, 2008
	Schedule 14A filed January 15, 2009


Dear Mr. Stefanski:

      We have reviewed your filings and have the following comments.
Our accounting review is limited to the specific comments issued. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Form 10-K

Allocation of Allowance for Loan Losses, page 20
1. We note the downward trend in the amount of allowance allocated to
the Residential Home Today loans from 25.3% as of September 30,
2007
to 13.4% as of September 30, 2008 and then to 10.2% as of December 31, 2008. In light of the increasing amounts of delinquent loans and charge offs in this loan category during the periods presented, please tell us and revise future filings to explain the reason for this downward trend considering that the credit risk profiles of Home Today borrowers are significantly higher than those of non-Home
Today borrowers.

Management`s Discussion and Analysis, page 48
2. In future filings, please revise the overview, on page 48, to comply with Release No. 33-8350 including, but not limited to, the following:
* provide a balanced, executive-level discussion that identifies the most important matters with which management is concerned primarily in evaluating the company`s financial condition and operating results;
* identify and provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties regarding business conditions in your markets of Ohio and Florida, on which your executives are most focused for both the short and long term; and
* identify and provide insight into the actions you are taking to address each of these opportunities, challenges and risks.

3. In future filings, please expand your overview consistent with recent guidance from the Commission including, but not limited to, analysis of the following:
* how the collapse of the real estate market and the economy in Florida and Ohio has affected you and how the continued deterioration may affect you given concentration of over eighty five percent of your loans in real estate;
* how the carrying amount of your investment securities and loans may be overvalued due to dramatic decline in the market value of these assets; and
* trends in the number and percentage of your loans that are non-performing or overdue by 30 days or more.

4. In future filings, please revise this section to comply with Instruction 3 to Item 303 by providing discussion and analysis that
"focus [es] specifically on material events and uncertainties known to management that would cause reported financial information not to be necessarily indicative of future operating results or of future financial condition." In this regard, future filings should address the trends in the Home Today program (higher delinquencies than regular conforming loans), interest only loans, and, inversing delinquencies, defaults and additions to loan loss provisions.

5. In future filings, please revise fourth paragraph to provide more detail as to the composition of your loan portfolio including, but not limited to, the percentage of your loans that were originated to borrowers in Florida and the percentage to borrowers in Ohio.

6. In future filings, please revise the fifth paragraph to provide analysis of the impact of the Home Today Program including, but not limited to, the following:
* disclose the amount and the percentage of loans in your loan portfolio that are the result of the Home Today Program;
* characterize the extent to which these loans are "alt-A" or have the characteristics of other categories of loans:
* explain in detail how borrowers "might not qualify for such loans;"
and
* disclose the extent to which you continue and plan to continue to issue loans at the same aggregate level under this program.


Comparison of Financial Condition at September 30, 2008 and 2007, page 51

7. In future filings, please explain in more detail the reasons for the drop in cash of 84 percent ($700 million) despite the loan of almost $500 million from the Federal Home Loan Bank. Please discuss the risks to your expanding borrowing from the FHLB and increasing mortgage loans in the current recession and the dramatic collapse of the real estate market particularly in Florida.

8. In future filings, please provide analysis of the risks to you of your "decision" to retain more of your mortgage originations given the real estate market in Florida and Ohio. Please indicate whether your decision was based on difficulty in selling these mortgages.


Liquidity and Capital Resources, page 61

9. Please supplementally explain to us the basis for your claim, on page 61, that your loans, most of which are real estate related, "represent highly liquid assets."







Financial Statements

Note 1 - Summary of Significant Accounting Policies, page 79

Allowance for Loan Losses, page 80

10. We note your disclosure of your accounting policies with respect to impaired loans in the first paragraph of page 81. At the end of this paragraph you state that "[l]arge groups of smaller balance homogeneous loans such as residential mortgages and consumer loans are combined and collectively evaluated by portfolio for impairment."
As paragraph 6.a of SFAS 114 specifically scopes out large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment, please tell us and clarify this policy in future filings.

11. Please tell us and revise future filings to disclose your policy
for charging off uncollectible loans in accordance with paragraph
13
of SOP 01-6.

12. We note your disclosure on page 16 that beginning as of June
30,
2008 you conducted an expanded loan level evaluation of equity lines of credit which are delinquent 90 days or more. We further note on page 17 that during the year ended September 30, 2008 you changed the population of loans that are individually evaluated for impairment to include real estate secured loans 180 days or more past due, except equity lines of credit which are evaluated at 90 or more days past due. Please revise your accounting policy disclosures in future filings to describe these and any other significant changes in methodology in determining your allowance for loan loss given the significant judgment involved in this process.

13. We further note on page 88 of this Form 10-K as well as page
10
of the December 31, 2008, Form 10-Q that the amount of specific allowance for loan losses on impaired loans increased dramatically from $283 thousand at September 30, 2007 to $22.8 million at September 30, 2008, and further increased to $31.2 million at December 31, 2008. Based on the amount of your total allowance for loan losses at the end of these periods, it appears that there is a downward trend in your general allowance from September 30, 2007 to
December 31, 2008, even though loan delinquencies and total loans have been increasing. In order to bridge the gap between observed changes in the quality of your loan portfolio and resulting changes in the components of your allowance for loan losses, please tell us and provide an expanded discussion of the following in your MD&A in future filings:
* How the change in methodology in June 2008 related to the population of loans that is individually evaluated for impairment impact the determination of both the specific allowance and the general allowance in subsequent reporting periods;
* The reasons for the decrease in general allowance in the subsequent reporting periods considering the continued deterioration in asset quality and economic conditions with respect to the geographical areas you serve.




Form 10-Q as of December 31, 2008

Financial Statements

Note 10 - Fair Value, page 12

Loans Held for Investment, page 13

14. We note your disclosure that substantially all of the company`s impaired loans, other than those restructured in troubled debt restructurings, are evaluated based on the fair value of collateral.
Given that substantially all of your loans are residential real estate or consumer loans, please tell us and revise future filings to clarify how you determined that these impaired loans were either collateral dependent or foreclosure was probable, considering the guidance in paragraph 13 of SFAS 114. If you do not believe that foreclosure is probable, please explain to us why you do not believe that fair value measurement based on present value of expected future cash flows or an observable market price would be more appropriate.

15. Given that substantially all of your impaired loans are evaluated based on the fair value of collateral, please tell us and revise future filings to clarify:
* Whether you consider estimated costs to sell in determining the fair value of the impaired loans in accordance with paragraph 13 of
SFAS 114; and
* Whether you obtain updated appraisals of the collateral, and if not, your process for determining the fair value of the collateral.


      * * * * * * * * * * * * *


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

* the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Babette Cooper, Staff Accountant, at 202-
551-
3396 if you have questions regarding comments on the financial statements and related matters. Please contact either Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3434 with any other questions.




						Sincerely,



						Michael Clampitt
						Senior Attorney